SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
(Amendment No. 1 )

Buckeye Partners, L.P.
(Name of Issuer)
Limited partnership units, no par value
(Title of Class of Securities)
118230 10 1
(CUSIP Number)
John A. Tisdale
BGH GP Holdings, LLC
c/o ArcLight Capital Partners, LLC, 200 Clarendon Street, 55th Floor, Boston, MA 02117
Telephone: (617) 531-6316
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
January 28, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No.	118230 10 1

1	NAME OF REPORTING PERSON BGH GP Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		6,587,624 Limited partnership units

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		6,587,624 Limited partnership units

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,587,624 Limited partnership units

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.26%

14	TYPE OF REPORTING PERSON

HC; OO

CUSIP No.	118230 10 1
     This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) of BGH GP Holdings, LLC (the “Reporting Person”) amends and supplements the Schedule 13D originally filed by the Reporting Person on November 24, 2010.
Item 1. Security and Issuer.
Item 1 is hereby amended by deleting the text thereof in its entirety and replacing it with the following:
     This statement on Schedule 13D (this “Schedule 13D”) relates to the limited partnership units representing limited partner interests of Buckeye Partners, L.P., a Delaware limited partnership (the “Issuer”), which has its principal executive office at One Greenway Plaza, Suite 600, Houston, TX 77046. The total number of LP Units reported as beneficially owned in this Schedule 13D is 6,587,624, which constitutes approximately 8.26% of the total number of LP Units outstanding. The beneficial ownership reported in this Schedule 13D assumes that at February 2, 2011, there were 79,726,921 LP Units outstanding.
Item 4. Purpose of Transaction
Item 4 is hereby amended by the addition of the following text to the end thereof:
     (d) Effective February 2, 2011, two directors serving on the board of directors of Buckeye GP LLC as representatives of the Reporting Person resigned. By virtue of its percentage ownership in the Issuer, as of the date of this Amendment No. 1 the Reporting Person has the right to appoint one director to the board of directors of Buckeye GP LLC.
Item 5. Interest in Securities of the Issuer.
Subsections (a), (b), (c) and (d) of Item 5 are hereby amended by deleting the text thereof in their entirety and replacing them with the following:
     (a) — (b) The Reporting Person is the beneficial owner of 6,587,624 LP Units (representing approximately 8.26% of the LP Units outstanding as of February 2, 2011), for which it holds sole power to vote or to direct the vote, and sole power to dispose or direct the disposition thereof. To the knowledge of the Reporting Person, except as disclosed in the Form 10-K filed by the Issuer for the fiscal year ended December 31, 2009, and except for 25,373 phantom units of the Issuer held by Forrest E. Wylie issued pursuant to the Issuer’s 2009 Long-Term Incentive Plan or the Issuer’s Unit Deferral and Incentive Plan, as applicable, the LP Units beneficially owned by any of the persons listed on Schedule A are set forth opposite their name.
     The filing of this Schedule 13D shall not be construed as an admission by any Reporting Person that, for the purpose of Section 13(d) or 13(g) of the Act, such Reporting Person is the beneficial owner of any securities covered by this Schedule 13D other than securities owned of record by such Reporting Person.
     (c) On December 31, 2010, the Reporting Person distributed a total of 584,560 LP Units to certain of its members.

SIGNATURE
     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
February 7, 2011

BGH GP Holdings, LLC
By:	/s/ William H. Schmidt, Jr.
	Name:	William H. Schmidt, Jr.
	Tile:	Secretary

Signature Page
Schedule 13D

SCHEDULE A
Board of Directors and Executive Officers of BGH GP Holdings, LLC

Amount of LP Units
Beneficially Owned
Daniel R. Revers c/o ArcLight Capital Partners, LLC 200 Clarendon Street, 55th Floor Boston, MA 02117 Principal Occupation: Director; Managing Partner, ArcLight Capital Partners, LLC Citizenship: USA	—

Robb E. Turner c/o ArcLight Capital Partners, LLC 152 West 57th Street, 53rd Floor New York, NY 10019 Principal Occupation: Director; Senior Partner, ArcLight Capital Partners, LLC Citizenship: USA	—

Frank J. Loverro c/o Kelso & Company 320 Park Avenue New York, NY 10022 Principal Occupation: Director; Managing Director, Kelso & Company Citizenship: USA	—

Christopher L. Collins c/o Kelso & Company 320 Park Avenue New York, NY 10022 Principal Occupation: Director; Managing Director, Kelso & Company Citizenship: USA	—

Forrest E. Wylie c/o Buckeye Partners, L.P. One Greenway Plaza Suite 600 Houston TX 77046 Principal Occupation: Director and Officer; Chief Executive Officer, MainLine Management LLC Citizenship: USA	196,688*

*	Excludes 25,373 phantom units of the Issuer held by Forrest E. Wylie issued pursuant to the Issuer’s 2009 Long-Term Incentive Plan or the Issuer’s Unit Deferral and Incentive Plan.